UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

American Defense Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

025351107
(CUSIP Number)

     Dale S. Scales
202 Champions Point Way
Cary, North Carolina 27513
 (919) 389-8321
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2012
(Date of Event Which Requires Filing This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 025351107

1.	Name of Reporting Persons Dale S. Scales
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) _____
6.	Citizen or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 131,374
	8.	Shared Voting Power
	9.	Sole Dispositive Power 131,374
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 131,374
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 0.2%[1]
14.	Type of Reporting Person* IN

________________________________
1 Based on 55,087,192 shares of common stock outstanding as of August 1, 2012.

CUSIP No. 025351107

1.	Name of Reporting Persons John Jodlowski
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 6,015,053
	8.	Shared Voting Power
	9.	Sole Dispositive Power 6,015,053
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,015,053[2]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 10.1%[3]
14.	Type of Reporting Person* IN

_______________________
2 This includes (i) 4,569,510 shares of common stock held directly by Mr. Jodlowski, (ii) 578,010 shares of common stock held directly by John Jodlowski Irrevocable Trust, of which Mr. Jodlowski is the sole trustee, (iii) 588,333 shares of common stock held directly by John Jodlowski Revocable Trust, of which Mr. Jodlowski is the sole trustee, (iv) 193,000 shares of common stock beneficially owned by the John Jodlowski Custody Account, which is owned solely by Mr. Jodlowski and (v) 86,200 shares of common stock beneficially owned by Mr. Jodlowski. This excludes 979,046 shares of common stock beneficially owned by JOWCO, which are reported separately herein.

3 Based on 55,087,192 shares of common stock outstanding as of August 1, 2012.

CUSIP No. 025351107

1.	Name of Reporting Persons JOWCO LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 979,046
	8.	Shared Voting Power
	9.	Sole Dispositive Power 979,046
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 1.8%[4]
14.	Type of Reporting Person* 00

______________________________
4 Based on 55,087,192 shares of common stock outstanding as of August 1, 2012.

CUSIP No. 025351107

1.	Name of Reporting Persons Frank A. Bednarz
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 5,100,138
	8.	Shared Voting Power
	9.	Sole Dispositive Power 5,100,138
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,100,138
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 9.3%[5]
14.	Type of Reporting Person* IN

_________________________________
5 Based on 55,087,192 shares of common stock outstanding as of August 1, 2012.

CUSIP No. 02351107

1.	Name of Reporting Persons Harold Wrobel
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization U.S.A
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,951,037
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,951,037
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,951,037
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 3.5%[6]
14.	Type of Reporting Person* IN

___________________________________
6 Based on 55,087,192 shares outstanding as of August 1, 2012.

CUSIP No. 025351107

1.	Name of Reporting Persons Joseph Van Hecke
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 952,315
	8.	Shared Voting Power
	9.	Sole Dispositive Power 952,315
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 952,315
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 1.7%[7]
14.	Type of Reporting Person* IN

________________________________________
7 Based on 55,087,192 shares outstanding as of August 1, 2012.

CUSIP No. 025351107

1.	Name of Reporting Persons Grace Hall Capital LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 880,884
	8.	Shared Voting Power
	9.	Sole Dispositive Power 880,884
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 880,884
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 1.6%[8]
14.	Type of Reporting Person* 00

_________________________________
8 Based on 55,087,192 shares outstanding as of August 1, 2012.

CUSIP No. 025351107

1.	Name of Reporting Persons ADSI HOLDINGS LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 224,000
	8.	Shared Voting Power
	9.	Sole Dispositive Power 224,000
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 224,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 0.4%[9]
14.	Type of Reporting Person* 00

_____________________________________
9 Based on 55,087,192 shares outstanding as of August 1, 2012.

     This statement is being filed jointly by: (i) Dale S. Scales, (ii) John Jodlowski, (iii) JOWCO LLC, a Colorado limited liability company (“JOWCO”), of which Mr. Jodlowski is the sole member (iv) Frank A. Bednarz, (v) Harold Wrobel, (vi) Joseph Van Hecke, (vii) Grace Hall Capital LLC, a Delaware limited liability company (“Grace Hall”), of which Mr. Van Hecke is the sole manager and (viii) ADSI Holdings LLC, a Colorado limited liability company, of which Mr. A. Christopher Johnson is the sole member and manager (collectively, the “Reporting Persons”). The Reporting Persons are making this joint filing because they comprise a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), formed for the purposes described in Item 4 of this Schedule 13D and thus are eligible to make a joint filing under Rule 13d-1(k) under the Exchange Act.

Item 1.      Security and Issuer

     This statement relates to the common stock, par value $0.001 per share (the “Shares”), of American Defense Systems, Inc., a Delaware corporation (“Issuer”). The address of the principal executive offices of the Issuer is 420 McKinney Pkwy, Lillington, North Carolina 27546.

Item 2.      Identity and Background

     (a) – (c) The present principal occupation or employment of Mr. Scales is serving as a consultant specializing in private equity and venture capital investments, risk analysis, corporate finance strategies and operational management restructures. The principal business address of Mr. Scales is 202 Champions Point Way, Cary, North Carolina, 27513.

     The present principal occupation or employment of Mr. Jodlowski is serving as a self-employed options trader. The principal business address of Mr. Jodlowski is 135 W. Colorado #2C, Telluride, Colorado 81435. Mr. Jodlowski is the sole trustee of each of the John Jodlowski Revocable Trust (the “Jodlowski Revocable Trust”) and the John Jodlowski Irrevocable Trust (the “Jodlowski Irrevocable Trust”), and is the sole member and manager of JOWCO.

     The present principal occupation or employment of Mr. Bednarz is serving as the Managing Director of Chicago Trading Company, a derivatives trading company. The principal business address of Mr. Bednarz is c/o Chicago Trading Company, 440 South LaSalle, Suite 400, Chicago, Illinois 60605.

     The present principal occupation or employment of Mr. Wrobel is conducting business as an entrepreneur. The principal business address of Mr. Wrobel is 14954 Corona Del Mar, Pacific Palisades, California 90272.

     The present principal occupation or employment or Mr. Van Hecke is serving as the Managing Director of Grace Hall. The principal business address of Mr. Van Hecke is c/o Grace Hall Capital LLC, 6322 St. Stephen Lane Charlotte, North Carolina 28210.

     The present principal occupation or employment of Mr. Johnson is serving as Manager of Asian Operations of Volant Trading Asia Lmt. The principal business address of Mr. Johnson is 900 West Pearl Street, Suite 300, Boulder, Colorado 80302.

     (d) – (e) None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

     (f) Each of Messrs. Scales, Jodlowski, Bednarz, Wrobel, Van Hecke and Johnson are citizens of the United States of America.

Item 3.      Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the 131,374 Shares held directly by, and acquired with the personal funds of, Mr. Scales is $3,278.

     The aggregate purchase price of the (i) 4,569,510 Shares held directly by, and acquired with the personal funds of, Mr. Jodlowski, (ii) 578,010 Shares held by the Jodlowski Irrevocable Trust and acquired with the personal funds of Mr. Jodlowski, (iii) 588,333 Shares held directly by the Jodlowski Revocable Trust and acquired with the personal funds of Mr. Jodlowski, (iv) 979,046 Shares held directly by JOWCO and acquired with the personal funds of Mr. Jodlowski, (v) 193,000 Shares beneficially owned by the John Jodlowski Custody Account, which is owned solely by Mr. Jodlowski, and acquired with the personal funds of Mr. Jodlowski and (vi) 86,200 Shares beneficially owned by, and acquired with the personal funds of, Mr. Jodlowski, is approximately $2,542,208.

     The aggregate purchase price of the 5,100,138 Shares held directly by, and acquired with the personal funds of, Mr. Bednarz is $169,013.

     The aggregate purchase price of the 1,951,037 Shares held directly by, and acquired with the personal funds of, Mr. Wrobel is $1,000,000.

     The aggregate purchase price of the (i) 952,315 Shares held directly by, and acquired with the personal funds of, Mr. Van Hecke and (ii) 880,884 Shares beneficially owned by Grace Hall and acquired with the personal funds of Grace Hall is $409,917.

     The aggregate purchase price of the 224,000 Shares held directly by ADSI Holdings LLC, of which Mr. Johnson is the sole member and manager, acquired with the personal funds of Mr. Johnson, is $336,000.00.

Item 4.      Purpose of Transaction

     Certain of the Reporting Persons originally purchased the Shares based on their belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

     On August 6, 2012, Mr. Jodlowski delivered a letter to the Board of Directors of the Issuer (the “Board”) pursuant to Section 1.13(A) of the Amended and Restated Bylaws of the Issuer (the “Bylaws”), whereby he sought to introduce a certain stockholder proposal regarding an amendment to the Bylaws. On August 6, 2012, Mr. Van Hecke delivered a letter to the Board pursuant to Section 1.13(A) of the Bylaws, whereby he sought to introduce a certain stockholder proposals regarding an amendment to the Bylaws. On August 6, 2012, Mr. Johnson sent a letter to the Board pursuant to Section 1.13(A) of the Bylaws, whereby he sought to introduce a certain stockholder proposal regarding an amendment to the Bylaws. On September 10, 2012, Mr. Jodlowski delivered a letter to the Board pursuant to Section 1.13(A) of the Bylaws, where he sought to nominate Mr. Van Hecke and Mr. Scales to the Board. On October 1, 2012, each of Messrs. Jodlowski, Van Hecke and Johnson delivered letters to the Board rescinding their respective stockholder proposals (but, in the case of Mr. Jodlowski, affirming his intention to nominate Messrs. Van Hecke and Scales to the Board). On October 1, 2012, Mr. Jodlowski delivered a letter to the Board, on behalf of the Reporting Persons, stating his intention to introduce a series of amendments to the Bylaws to, inter alia, (1) eliminate the ability of the Board to amend Bylaw provisions amended by the stockholders of the Issuer, (2) allow stockholders holding a majority of voting power in the Issuer to call special meetings of stockholders, (3) provide that the stockholders shall elect a presiding officer to preside over all meetings of stockholders and (4) allow two or more members of the Board to call special meetings of the Board, and to solicit proxies separate from a proxy statement issued by the Issuer for each such proposal.

     The Reporting Persons seek to elect Messrs. Van Hecke and Scales to the Board at the upcoming annual meeting of stockholders and ultimately gain control of a majority of the seats on the Board.

Item 5. Interest in Securities of the Issuer

     (a) The aggregate percentage of Shares reported owned by each person named herein is based upon 55,087,192 Shares outstanding as of August 1, 2012, as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on August 20, 2012.

     As of the date hereof, Mr. Scales may be deemed to be the beneficial owner of 131,374 Shares held directly by him, which represents 0.2% of the outstanding Shares of the Issuer. Mr. Scales may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons. Shares listed as beneficially owned by Mr. Scales exclude Shares held by any other Reporting Persons, as to which Mr. Scales disclaims beneficial ownership.

     As of the date hereof, Mr. Jodlowski may be deemed to be the beneficial owner of 6,015,053 Shares, which includes (i) 4,569,510 Shares held directly by him, (ii) 578,010 Shares held directly by the Jodlowski Irrevocable Trust, (iii) 588,333 Shares held directly by the Jodlowski Revocable Trust, (iv) 193,000 Shares beneficially owned by the John Jodlowski Custody Account and (v) 86,200 Shares beneficially owned by Mr. Jodlowski. Such Shares represent approximately 10.1% of the outstanding Shares of the Issuer. Mr. Jodlowski may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons. Shares listed as beneficially owned by Mr. Jodlowski excludes shares held by certain other Reporting Persons, as to which Mr. Jodlowski disclaims beneficial ownership.

     As of the date hereof, JOWCO may be deemed to be the beneficial owner of 979,046 Shares, which represents approximately 1.8% of the outstanding Shares of the Issuer. JOWCO may be deemed a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons. Shares listed as beneficially owned by JOWCO exclude Shares held by any other Reporting Persons, as to which JOWCO disclaims beneficial ownership.

     As of the date hereof, Mr. Bednarz may be deemed to be the beneficial owner of 5,100,138 Shares held directly by him, which represents 9.3% of the outstanding Shares of the Issuer. Mr. Bednarz may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons. Shares listed as beneficially owned by Mr. Bednarz exclude Shares held by any other Reporting Persons, as to which Mr. Bednarz disclaims beneficial ownership.

     As of the date hereof, Mr. Wrobel may be deemed to be the beneficial owner of 1,951,037 Shares held directly by him, which represents 3.5% of the outstanding Shares of the Issuer. Mr. Wrobel may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons. Shares listed as beneficially owned by Mr. Wrobel exclude Shares held by any other Reporting Persons, as to which Mr. Wrobel disclaims beneficial ownership.

     As of the date hereof, Mr. Van Hecke may be deemed to be the beneficial owner of 952,315 Shares held directly by him, which represents 1.7% of the outstanding Shares of the Issuer. Mr. Van Hecke may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons. Shares listed as beneficially owned by Mr. Van Hecke exclude Shares held by any other Reporting Persons, as to which Mr. Van Hecke disclaims beneficial ownership.

     As of the date hereof, Grace Hall may be deemed to be the beneficial owner of 880,884 Shares, which represents approximately 1.6% of the outstanding Shares of the Issuer. Grace Hall may be deemed a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons. Shares listed as beneficially owned by Grace Hall exclude Shares held by any other Reporting Persons, as to which Grace Hall disclaims beneficial ownership.

     As of the date hereof, Mr. Johnson may be deemed to be the beneficial owner of 224,000 Shares, which includes Shares held directly by ADSI Holdings LLC, of which Mr. Johnson is the sole member and manager. Such Shares represent approximately 0.4% of the outstanding Shares of the Issuer. Mr. Jodlowski may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons. Shares listed as beneficially owned by Mr. Jodlowski excludes shares held by certain other Reporting Persons, as to which Mr. Jodlowski disclaims beneficial ownership.

     (b) As of the date hereof, Mr. Scales may be deemed to have sole power to dispose or to direct the disposition of 131,374 Shares held by him.

     As of the date hereof, Mr. Mr. Jodlowski may be deemed to have sole power to dispose or to direct the disposition of 6,015,053 Shares held by him as well as 979,046 Shares held by JOWCO.

     As of the date hereof, Mr. Bednarz may be deemed to have sole power to dispose or to direct the disposition of 5,100,138 Shares held by him.

     As of the date hereof, Mr. Wrobel may be deemed to have sole power to dispose or to direct the disposition of 1,951,037 Shares held by him.

     As of the date hereof, Mr. Van Hecke may be deemed to have sole power to dispose or to direct the disposition of 952,315 Shares held by him as well as 880,884 Shares held by Grace Hall.

     As of the date hereof, Mr. Johnson may be deemed to have sole power to dispose or to direct the disposition of 224,000 Shares held by ADSI Holdings LLC.

     (c) During the past 60 days, Mr. Scales sold 550,778 Shares at an average price of $0.0164 per Share. No other Reporting Person has engaged in any transactions on the open market in the ordinary course of business during the past 60 days with respect to the Issuer’s Shares.

     (d) No persons other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reflected in this Schedule 13D.

     (e) Not Applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Certain of the Reporting Persons previously entered into a Voting Agreement (the “Voting Agreement”) on January 6, 2012, pursuant to which, amongst other things, such Reporting Persons agreed that, at any special meeting of stockholders of the Issuer, or at any and all other meetings of stockholders of the Issuer, or at any adjournment, postponement, rescheduling or continuation thereof, or in any other circumstances upon which a vote, consent (including unanimous written consents), agreement or other approval is sought, they would vote the Shares of the Issuer owned or controlled by them (whether then owned or thereafter acquired) and would otherwise consent or agree in such manner as was directed by Armor Technologies LLC, a North Carolina limited liability company, of which Mr. Scales was the sole member and manager, in its sole and absolute discretion. Additionally, certain of the Reporting Persons entered into Purchase and Option Agreements (the “Purchase Agreements”). Each of the Voting Agreement and the Purchase Agreements is further discussed in the Schedule 13D filed with the Securities and Exchange Commission on January 6, 2012. On May 14, 2012, each of the Reporting Persons that was a member of the Voting Agreement and/or the Purchase Agreement discontinued their membership in such group and the group henceforth disbanded.

     This group is wholly unrelated to the group formed pursuant to the Voting Agreement on January 6, 2012 although certain Reporting Persons herein were members of the group discussed in the preceding paragraph.

     No current voting agreement or other agreement exists between the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer. In order to be in compliance with Section 1.13(A) of the Bylaws, the Reporting Persons are considering themselves a “group” for purposes therein.

     Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.      Material to be Filed as Exhibits

     None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2012	/s/ Dale S. Scales
DALE S. SCALES

/s/ John Jodlowski
JOHN JODLOWSKI, individually and in his capacity as
Trustee of the John Jodlowski Revocable Trust and in his
capacity as Trustee of the John Jodlowski Irrevocable Trust

JOWCO LLC
By:	/s/ John Jodlowski
Name: John Jodlowski
Title: Managing Member

/s/ Frank A. Bednarz
FRANK A. BEDNARZ

/s/ Harold Wrobel
HAROLD WROBEL

/s/ Joseph Van Hecke
JOSEPH VAN HECKE

GRACE HALL CAPITAL LLC
By:	/s/ Joseph Van Hecke
Name: Joseph Van Hecke
Title: Authorized Signatory

ADSI HOLDINGS LLC
By:	/s/ A. Christopher Johnson
Name: A. Christopher Johnson
Title: Managing Member